SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   6  )*

Strayer Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863236105

(CUSIP Number)

DB Capital Partners, L.P.
c/o MidOcean Partners, LP
345 Park Avenue, 16th Floor
New York, NY 10154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
George P. Stamas
Kirkland & Ellis
655 15th Street, NW
Washington, DC 20009
(202) 879-2000

February 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ultramar Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,912

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,054,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Edward Virtue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,912

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,054,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MidOcean Associates, SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,912

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,054,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MidOcean Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,912

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,054,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Existing Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,912

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,054,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DB Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,912

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,054,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DB Capital Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,792,912

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,054,099

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,792,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 6 amends the Schedule 13D filed on March 26, 2001 (“Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on October 9, 2002 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on November 15, 2002 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on November 21, 2002 (“Amendment No. 4”) as further amended by Amendment No. 5 to Schedule 13D filed on February 25, 2003 (“Amendment No. 5”).

This Amendment No. 6 to the Schedule 13D reflects the acquisition of a beneficial ownership interest in the Issuer’s securities from DB Capital Partners, Inc. by the following Reporting Persons.  Ultramar Capital, Ltd., DB Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the securities as a result of their direct or indirect control relationship with DB Capital Investors, L.P.  DB Capital Partners, L.P. is the general partner of DB Capital Investors, L.P.  Existing Fund GP, Ltd. is the general partner of DB Capital Partners, L.P.  MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd., and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP.  Ultramar Capital, Ltd. is the sole stockholder of MidOcean Associates, SPC.  On February 21, 2003, MidOcean Partners, LP and Existing Fund GP, Ltd. acquired an 80% limited partnership interest and a general partnership interest, respectively in DB Capital Partners, L.P. from DB Capital Partners, Inc.  Prior to this time, none of Ultramar Capital, Ltd., Existing Fund GP, Ltd., MidOcean Partners, LP or MidOcean Associates, SPC had a beneficial ownership interest in the securities.  J. Edward Virtue may be deemed the beneficial owner of the securities because he indirectly controls the securities, but disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Item 2.	Identity and Background
This response to this item is amended as follows:
(a)	Ultramar Capital, Ltd., J. Edward Virtue, MidOcean Associates, SPC, MidOcean Partners, LP, Existing Fund GP, Ltd., DB Capital Partners, L.P. and DB Capital Investors, L.P. (the “Reporting Persons”).
(b)	The address of each of the Reporting Persons is as follows: 345 Park Avenue, 16th Floor, New York, New York 10154.
(c)

DB Capital Partners, L.P. is the general partner of DB Capital Investors, L.P.  Existing Fund GP, Ltd. is the general partner of DB Capital Partners, L.P.  MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd., and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP.  Ultramar Capital, Ltd. is the sole stockholder of MidOcean Associates, SPC.  J. Edward Virtue directly controls Ultramar Capital, Ltd.  MidOcean Associates is the corporate director of Existing Fund GP, Ltd.; Ultramar Capital, Ltd. is the corporate director of MidOcean Associates, SPC; and J. Edward Virtue and Graham Clempson are the directors of Ultramar Capital, Ltd. J. Edward Virtue is the Chief Executive Officer of MidOcean Associates, SPC and Ultramar Capital, Ltd. and Graham Clempson is the Executive Vice President of Ultramar Capital, Ltd.

(d)	None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding.

(e)

None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
This response to this item is amended as follows:
(a)

Ultramar Capital, Ltd., DB Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the securities as a result of their direct or indirect control relationship with DB Capital Investors, L.P. DB Capital Partners, L.P. is the general partner of DB Capital Investors, L.P.  Existing Fund GP, Ltd. is the general partner of DB Capital Partners, L.P.  MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd., and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP.  Ultramar Capital, Ltd. is the sole stockholder of MidOcean Associates, SPC.  On February 21, 2003, MidOcean Partners, LP and Existing Fund GP, Ltd. acquired an 80% limited partnership interest and a general partnership interest, respectively in DB Capital Partners, L.P. from DB Capital Partners, Inc.  Prior to this time,  none of Ultramar Capital, Ltd., Existing Fund GP, Ltd., MidOcean Partners, LP or MidOcean Associates, SPC had a beneficial ownership interest in the securities.  J. Edward Virtue may be deemed the beneficial owner of the securities because he indirectly controls the securities, but disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2003

ULTRAMAR CAPITAL, LTD.

	By:	/s/ J. Edward Virtue
		Name:	J. Edward Virtue
		Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

/s/ J. Edward Virtue
J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

	By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

	By:	/s/ J. Edward Virtue
		Name:	J. Edward Virtue
		Title:	Director and Chief Executive Officer

MIDOCEAN PARTNERS, LP

	By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

	By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

	By:	/s/ J. Edward Virtue
		Name:	J. Edward Virtue
		Title:	Director and Chief Executive Officer

EXISTING FUND GP, LTD.

By:	MidOcean Associates, SPC,
sole director of Existing Fund GP, Ltd.

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

DB CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

DB CAPITAL INVESTORS, L.P.

By:	DB Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: March 3, 2003

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

/s/ J. Edward Virtue
J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

EXISTING FUND GP, LTD.

By:	MidOcean Associates, SPC,
sole director of Existing Fund GP, Ltd.

By:	Ultramar Capital, Ltd.,
sole director of MidOcean Associates, SPC

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

DB CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

DB CAPITAL INVESTORS, L.P.

By:	DB Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	MidOcean Associates, SPC, sole director

By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer